Exhibit 99.1

Jianpu Technology Inc. Reports Second Quarter 2018 Unaudited Financial Results

Beijing, August 27, 2018 (PRNewswire) — Jianpu Technology Inc. (“Jianpu,” or the “Company”) (NYSE: JT), a leading independent open platform for discovery and recommendation of financial products in China, today announced its unaudited financial results for the second quarter ended June 30, 2018.

Second Quarter 2018 Operational Highlights:

•                  Number of loan applications submitted through the Company’s platform was approximately 21.2 million in the second quarter of 2018, representing an increase of approximately 11.0% from the same period of 2017 and an increase of approximately 75.2% from the first quarter of 2018.

•                  Credit card volume, which is the measure of the number of credit cards the Company generates revenues from, was approximately 1.6 million in the second quarter of 2018, representing an increase of approximately 167% from the same period of 2017 and an increase of approximately 6.7% from the first quarter of 2018.

Second Quarter 2018 Financial Highlights:

•                  Total revenues for the second quarter of 2018 increased by 91.6% to RMB490.4 million (US$74.1 million) from RMB256.0 million in the same period of 2017.

•                  Total recommendation services revenues for the second quarter of 2018 increased by 86.2% to RMB441.0 million (US$66.6 million) from RMB236.9 million in the same period of 2017.

•                  Gross profit increased by 85.3% to RMB431.2 million (US$65.2 million) in the second quarter of 2018 from RMB232.7 million in the same period of 2017. Gross margin was 87.9% in the second quarter of 2018, compared with 85.3% in the first quarter of 2018.

•                  Net loss was RMB61.1 million (US$9.2 million) in the second quarter of 2018 and was RMB17.4 million in the same period of 2017. Net loss margin was -12.5% in the second quarter of 2018 compared with -6.8% in the same period of 2017. Non-GAAP adjusted net loss was RMB28.5 million (US$4.3 million) in the second quarter of 2018 and was RMB16.9 million in the same period of 2017. Non-GAAP adjusted net margin1 improved to -5.8% from -6.6% in the same period of 2017.

First Six Months 2018 Operational Highlights:

•                  Number of loan applications submitted through the Company’s platform was approximately 33.3 million in the first six months of 2018, representing an increase of approximately 14.4% from the same period of 2017.

1  Non-GAAP adjusted net margin equals Non-GAAP adjusted net loss divided by Total Revenue. Non-GAAP adjusted net loss represents net loss before share-based compensation expenses. There is no income tax impact of the non-GAAP adjustment of share-based compensation expenses. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” for more details for Non-GAAP adjusted net loss.

•                  Credit card volume, which is the measure of the number of credit cards the Company generates revenues from, was approximately 3.1 million in the first six months of 2018, representing an increase of approximately 244% from the same period of 2017.

First Six Months 2018 Financial Highlights:

•                  Total revenues for the first six months of 2018 increased by 110% to RMB826.0 million (US$124.8 million) from RMB393.4 million in the same period of 2017.

•                  Total recommendation services revenues for the first six months of 2018 increased by 102% to RMB730.3 million (US$110.4 million) from RMB362.1 million in the same period of 2017.

•                  Gross profit increased by 104% to RMB717.6 million (US$108.4 million) in the first six months of 2018 from RMB352.6 million in the same period of 2017.

•                  Net loss was RMB118.2 million (US$17.9 million) in the first six months of 2018 and was RMB49.0 million in the same period of 2017. Net loss margin was -14.3% in the first six months of 2018 compared with -12.5% in the same period of 2017. Non-GAAP adjusted net loss was RMB48.3 million (US$7.3 million) in the first six months of 2018 and was RMB47.9 million in the same period of 2017. Non-GAAP adjusted net margin improved to -5.8% from -12.2% in the same period of 2017.

Mr. David Ye, Chairman and Chief Executive Officer of Jianpu, commented, “We are pleased with solid operating and financial performance for the second quarter of 2018, highlighted by continued robust growth in both our credit card and loan application business. We’re also encouraged by rising demand for our big data and risk management services in the quarter in light of more competition and the evolving regulatory framework in the financial service sector. Our cooperation with financial service providers is becoming more diversified, with an increasing scope and depth to these collaborations. As a platform, Jianpu is dedicated to maintaining independent and open to enable financial service providers and deepening our relationship with them through complementary cross selling of our products and services.”

“During the second quarter, we remained focus on enhancing our operating efficiency, with non-GAAP adjusted net margin improving to -5.8% from -6.6% in the second quarter of 2017. (GAAP equivalent measure net loss margin was -12.5% in the second quarter of 2018 compared with -6.8% in the same period of 2017.) At the same time, we further expanded our R&D and marketing capabilities to fuel our future growth. We have successfully applied big data and AI technology through-out the user journey from acquisition to pre-underwriting. We are optimistic about our development prospects and expect such initiatives will benefit our growth and efficiency in the medium to long run.” concluded Mr.Ye.

“We are happy to maintain our strong growth momentum in the second quarter, despite the industry and regulatary uncertainties,” said Oscar Chen, Chief Financial Officer of Jianpu. “Our revenues increased almost 92% year-over-year and 46% quarter-over-quarter, reflecting a gradual recovery of our industry and exceeding our expectations. Our credit card business continued to demonstrate a robust growth trajectory in this quarter, delivering a 356% year-over-year increase in revenue through healthy growth in both volume and average fees. The strong financial performance gives us confidence that we are executing the right business strategy.”

Second Quarter 2018 Financial Results

Total revenues for the second quarter of 2018 increased by 91.6% to RMB490.4 million (US$74.1 million) from RMB256.0 million in the same period of 2017, primarily due to increases in revenues from recommendation services.

Total revenues from recommendation services increased by 86.2% to RMB441.0 million (US$66.6 million) in the second quarter of 2018 from RMB236.9 million in the same period of 2017.

Revenues from recommendation services for loans increased by 42.9% to RMB291.9 million (US$44.1 million) in the second quarter of 2018 from RMB204.2 million in the same period of 2017, primarily due to the increase in the number of loan applications on the Company’s platform and increase in the average fee per loan application. The number of loan applications on the Company’s platform was approximately 21.2 million in the second quarter of 2018, representing an increase of approximately 11.0% from the same period of 2017. The average fee per loan application increased to RMB13.78 (US$2.08) in the second quarter of 2018 from RMB10.67 in the second quarter of 2017.

Revenues from recommendation services for credit cards increased by 356% to RMB149.1 million (US$22.5 million) in the second quarter of 2018 from RMB32.7 million in the second quarter of 2017, due to the increase in both credit card volume and average fee per credit card. Credit card volume for recommendation services in second quarter of 2018 was approximately 1.5 million, representing an increase of approximately 275% from the same period of 2017. The average fee per credit card increased to RMB99.47 (US$15.03) in the second quarter of 2018 from RMB73.66 in the second quarter of 2017.

Revenues from advertising and marketing services and other services increased by 159% to RMB49.4 million (US$7.5 million) in the second quarter of 2018 from RMB19.1 million in the same period of 2017, primarily due to an increase in revenues from big data and risk management solutions as well as an increase in the advertising services provided to credit card issuers.

Cost of revenues increased by 153% to RMB59.1 million (US$8.9 million) in the second quarter of 2018 from RMB23.4 million in the same period of 2017. The increase was primarily attributable to the increases in traffic acquisition costs of advertising and marketing services, short message service fees, depreciation, online payment processing fees and bandwidth and server hosting costs.

Gross profit increased by 85.3% to RMB431.2 million (US$65.2 million) in the second quarter of 2018 from RMB232.7 million in the same period of 2017. The increase was primarily attributable to continuing growth in revenue. Gross margin was 87.9% in the second quarter of 2018.

Sales and marketing expenses increased by 94.0% to RMB421.0 million (US$63.6 million) in the second quarter of 2018 from RMB217.0 million in the same period of 2017. The increase was mainly due to growth in marketing and advertising expenses and payroll related costs.

Research and development expenses increased by 122% to RMB52.5 million (US$7.9 million) in the second quarter of 2018 from RMB23.7 million in the same period of 2017, primarily due to the increase in payroll costs and share-based compensation mainly related to the hiring of new R&D staff to further enhance our service delivery efficiency and effectiveness.

General and administrative expenses increased by 397% to RMB37.8 million (US$5.7 million) in the second quarter of 2018 from RMB7.6 million in the same period of 2017. The increase was primarily due to recognition of share-based compensation, including the impact of the options granted prior to IPO with a performance target contingent upon IPO and the options granted after the IPO, as well as increases in payroll costs and professional fees for maintaining our listing status.

Share-based compensation expenses recognized in cost of revenues, sales and marketing expenses, research and development expenses and general and administrative expenses in the second quarter 2018 were RMB32.6 million (US$4.9 million) in total.

Income tax benefits were RMB11.2 million (US$1.7 million) in the second quarter of 2018, compared with income tax expenses of RMB1.8 million in the same period of 2017. Contributed by the change of the cost and expenses structure, the annualized tax rate for 2018 was decreased. In addition, the Company’s domestic subsidiaries completed their 2017 annual tax fillings with relevant tax authority by the end of May 2018, which resulted in a change of tax positions in the income tax provision and deferred tax assets recognized as of December 31, 2017, the effect of the change was RMB12.5 million recognized in the second quarter of 2018.

Net loss increased by 251% to RMB61.1 million (US$9.2 million) in the second quarter of 2018 from RMB17.4 million in the same period of 2017. Net loss margin was -12.5% in the second quarter of 2018 compared with -6.8% in the same period of 2017. The increase was primarily due to the increase in share-based compensation expenses.

Non-GAAP adjusted net loss, which excluded share-based compensation expenses from net loss, was RMB28.5 million (US$4.3 million) in the second quarter of 2018, compared with RMB16.9 million in the same period of 2017. Non-GAAP adjusted net margin improved to -5.8% from -6.6% in the same period of 2017.

Non-GAAP adjusted EBITDA, which excluded share-based compensation expenses, depreciation and amortization, interest income and expenses, and income tax expenses or benefits from net loss, for the second quarter of 2018 was a loss of RMB36.3 million (US$5.5 million).

As of June 30, 2018, the Company had cash and cash equivalents and short-term investment of RMB1,339.1 million (US$202.4 million), and working capital of approximately RMB1,435.6 million (US$217.0 million). Compared to as of March 31, 2018, cash and cash equivalents and restricted time deposits decreased by RMB95.0 million (US$14.4 million), which was attributable to net cash used in operating activities.

First Six Months 2018 Financial Results

Total revenues for the first six months of 2018 increased by 110% to RMB826.0 million (US$124.8 million) from RMB393.4 million for the same period of 2017, primarily due to increases in revenues from recommendation services.

Total revenues from recommendation services increased by 102% to RMB730.3 million (US$110.4 million) in the first six months of 2018 from RMB362.1 million in the same period of 2017.

Revenues from recommendation services for loans increased by 44.2% to RMB452.0 million (US$68.3 million) in the first six months of 2018 from RMB313.5 million in the first six months of 2017, primarily due to the increase in the number of loan applications on the Company’s platform and increase in the average fee per loan application. The number of loan applications on the Company’s platform was approximately 33.3 million in the first six months of 2018, representing an increase of approximately 14.4% from the same period of 2017. The average fee per loan application increased to RMB13.59 (US$2.05) in the first six months of 2018 from RMB10.76 in the same period of 2017.

Revenues from recommendation services for credit cards increased by 473% to RMB278.3 million (US$42.1 million) in the first six months of 2018 from RMB48.6 million in the first six months of 2017, due to an increase in the credit card volume and average fee per credit card. Credit card volume for recommendation services in the first six months of 2018 was approximately 2.8 million, representing an increase of approximately 367% from the same period of 2017. The average fee per credit card increased to RMB98.38 (US$14.87) in the first six months of 2018 from RMB74.82 in the first six months of 2017.

Revenues from advertising and marketing services and other services increased by 206% to RMB95.7 million (US$14.5 million) in the first six months of 2018 from RMB31.3 million in the same period of 2017, primarily due to an increase in revenues from big data and risk management solutions, as well as an increase in the credit card volume for advertising services.

Cost of revenues increased by 166% to RMB108.4 million (US$16.4 million) in the first six months of 2018 from RMB40.8 million in the same period of 2017. The increase was primarily attributable to the increases in traffic acquisition costs of advertising and marketing services, short message service fees, online payment processing fees, depreciation, and data acquisition costs.

Gross profit increased by 104% to RMB717.6 million (US$108.4 million) in the first six months of 2018 from RMB352.6 million in the same period of 2017. The increase was primarily attributable to continuing growth in revenue.

Sales and marketing expenses increased by 100% to RMB680.0 million (US$102.8 million) in the first six months of 2018 from RMB340.0 million in the same period of 2017. The increase was mainly due to growth in marketing and advertising expenses and payroll related costs.

Research and development expenses increased by 114% to RMB96.0 million (US$14.5 million) in the first six months of 2018 from RMB44.8 million in the same period of 2017, primarily due to the increase in payroll costs and share based-compensation mainly related to the hiring of new R&D staff to further enhance our service delivery efficiency and effectiveness.

General and administrative expenses increased by 589% to RMB80.6 million (US$12.2 million) in the first six months of 2018 from RMB11.7 million in the same period of 2017.  The increase was primarily due to recognition of share-based compensation, including the impact of the options granted prior to IPO with a performance target contingent upon IPO and the options granted after the IPO, as well as increases in payroll costs and professional fees for maintaining our listing status.

Share-based compensation expenses recognized in cost of revenues, sales and marketing expenses, research and development expenses and general and administrative expenses in the first six months of 2018 were RMB69.9 million (US$10.6 million) in total.

Income tax benefits were RMB11.2 million (US$1.7 million) in the first six months of 2018, compared with the income tax expenses of RMB5.1 million in the same period of 2017. Contributed by the change of the cost and expenses structure, the annualized tax rate for 2018 was decreased. In addition, the Company’s domestic subsidiaries completed their 2017 annual tax fillings with relevant tax authority by the end of May 2018, which resulted in a change of tax positions in the income tax provision and deferred tax assets recognized as of December 31, 2017, the effect of the change was RMB12.5 million recognized in the second quarter of 2018.

Net loss increased by 141% to RMB118.2 million (US$17.9 million) in the first six months of 2018 from RMB49.0 million in the same period of 2017. Net loss margin was -14.3% in the first six months of 2018 compared with -12.5% in the same period of 2017, the increase was primarily due to the increase in share-based compensation expenses.

Non-GAAP adjusted net loss, which excluded share-based compensation expenses from net loss, increased by 0.8% to RMB48.3 million (US$7.3 million) in the first six months of 2018 from RMB47.9 million in the same period of 2017. Non-GAAP adjusted net margin improved to -5.8% from -12.2% in the same period of 2017.

Non-GAAP adjusted EBITDA, which excluded share-based compensation expenses, depreciation and amortization, interest income and expenses, and income tax expenses or benefits from net loss, for the first six months of 2018 was a loss of RMB54.8 million (US$8.3 million), compared with a loss of RMB40.8 million in the same period of 2017.

Compared to as of December 31, 2017, cash and cash equivalents and restricted time deposits decreased by RMB132.5 million (US$20.0 million), which was attributable to net cash used in operating activities.

Acquisition of Subsidiary

In June 2018, the Company completed the acquisition of 65% of equity interests in a China-based technology company specializing in optimizing data-driven risk management decisions. The acquired company offers a suite of products and services helping financial service providers to enhance their risk management capabilities. The consideration of the transaction consists of cash, ordinary shares of the Company and options to purchase the Company’s ordinary shares.  The total consideration is approximately RMB204 million, including cash portion of approximately RMB110 million, ordinary shares and options of the Company approximately RMB94 million.

Share Repurchase Program

The board of directors of the Company (the “Board”) has approved a share repurchase program whereby Jianpu is authorized to repurchase its own Class A ordinary shares in the form of American depositary shares (“ADS”) with an aggregate value of up to US$20 million during the next twelve-month period.

“The share repurchase program reinforces management’s confidence in the Company’s strategy, operating fundamentals and ability to capture the long-term growth opportunities in the industry,” commented Mr. David Ye, Chairman and Chief Executive Officer of Jianpu. “We are committed to creating more value for our shareholders in future.”

The proposed share repurchase may be effected on the open market at prevailing market prices, depending on a number of factors, including, but not limited to, share price, trading volume and general market conditions, along with the Company’s working capital requirements, general business conditions and other factors, as well as subject to applicable rules and regulations, including requirements of Rule 10b5-1 and/or Rule 10b-18 under the Securities Exchange Act of 1934, as amended. The Company’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size. The Company plans to fund the repurchases out of its existing cash balance or future cash provided by operating activities.

Outlook

Based on the information available as of the date of this press release, the Company provides the following outlook, which reflects the Company’s current and preliminary view, which is subject to change.

Third Quarter 2018

As a result of the liquidity and credit tightening across the board, the Company observed a slowing of lending activities in the past two months. However, in light of the recently issued new regulatory policies promoting financial inclusion, consumer finance and SME finance, combined with a more relaxed macroeconomic policies since the end of July, the Company remains confident in its outlook in the mid- to long-term. Based on the Company’s current estimates, total revenues for the third quarter of 2018 are expected to be approximately RMB 415 million.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on August 27, 2018 (8:00 PM Beijing/Hong Kong Time on August 27, 2018).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-888-346-8982
International:	+1-412-902-4272
Hong Kong (toll free):	800-905-945
Hong Kong:	+852-3018-4992
China:	400-120-1203

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “Jianpu Technology Inc.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.jianpu.ai.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until September 3, 2018, by dialing the following telephone numbers:

United States (toll free):	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	10123127

About Jianpu Technology Inc.

Jianpu Technology Inc. is a leading independent open platform for discovery and recommendation of financial products in China. By leveraging its deep data insights and proprietary technology, Jianpu provides users with personalized search results and recommendations that are tailored to each user’s particular financial needs and credit profile. The Company also enables financial service providers with sales and marketing solutions to reach and serve their target customers more effectively through online and mobile channels and enhance their competitiveness by providing them with tailored data, risk management and end-to-end solutions. The Company is committed to maintaining an independent open platform, which allows it to serve the needs of users and financial service providers impartially. For more information, please visit http://ir.jianpu.ai.

Use of Non-GAAP Financial Measures

The company use adjusted EBITDA and adjusted net loss, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

The Company believes that adjusted EBITDA and adjusted net loss help identify underlying trends in our business that could otherwise be distorted by the effect of the expenses and gains that we include in loss from operations and net loss. The Company believes that adjusted EBITDA and adjusted net loss provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted EBITDA and adjusted net loss should not be considered in isolation or construed as alternatives to net loss or any other measure of performance or as indicators of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net loss presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Adjusted EBITDA represents EBITDA before share-based compensation expenses. EBITDA represents net loss before interest, tax, depreciation and amortization.

Adjusted net loss represents net loss before share-based compensation expenses.

For more information on this non-GAAP financial measure, please see the table captioned “Unaudited Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.6171 to US$1.00, the rate in effect as of June 29, 2018 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goal and strategies; the Company’s future business development, financial condition and results of operations; the Company’s expectations regarding demand for, and market acceptance of, its solutions and services; the Company’s expectations regarding keeping and strengthening its relationships with users, financial service providers and other parties it collaborate with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:
Jianpu Technology Inc.
Oscar Chen
Tel: +86 (10) 6242-7068

E-mail: IR@rong360.com

The Piacente Group, Inc.

Ross Warner

Tel: +86 (10) 5730-6202

E-mail: jianpu@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: jianpu@tpg-ir.com

Jianpu Technology Inc.

Unaudited Condensed Consolidated Balance Sheets

	As of December 31,	As of June 30,
(In thousands except for number of shares and per share data)	2017	2018	2018
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,543,811	1,296,142	195,878
Restricted time deposits	—	115,129	17,399
Short-term investment	—	42,914	6,485
Accounts receivable, net (including amounts billed through RONG360 of RMB141,190 and RMB209,378 as of December 31, 2017 and June 30, 2018, respectively)	182,090	358,189	54,131
Prepayments and other current assets	161,027	147,577	22,302
Total current assets	1,886,928	1,959,951	296,195
Non-current assets:
Property and equipment, net	18,966	28,631	4,327
Intangible assets, net	—	121,319	18,334
Goodwill	—	147,296	22,260
Other non-current assets	7,621	13,999	2,115
Total non-current assets	26,587	311,245	47,036
Total assets	1,913,515	2,271,196	343,231

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	—	100,000	15,112
Accounts payable	177,373	167,613	25,330
Advances from customers	71,538	93,254	14,093
Tax payable	17,876	6,751	1,020
Amount due to related party	35,427	77,212	11,669
Accrued expenses and other current liabilities	72,839	79,495	12,014
Total current liabilities	375,053	524,325	79,238
Non-current liabilities:
Deferred tax liabilities	—	18,198	2,750
Other non-current liabilities	—	22,927	3,465
Total non-current liabilities	—	41,125	6,215
Total liabilities	375,053	565,450	85,453

Shareholders’ equity:
Ordinary shares (US$0.0001 par value, 1,500,000,000 shares authorized, 68,750,000 and 74,522,447 Class A ordinary shares, and 345,541,350 Class B ordinary shares issued and outstanding as of December 31, 2017 and June 30, 2018, respectively)	275	279	42
Additional paid in capital	1,734,067	1,898,155	286,856
Accumulated losses	(174,710)	(293,576)	(44,366)
Other comprehensive loss	(21,170)	(10,267)	(1,552)
Total Jianpu’s shareholders’ equity	1,538,462	1,594,591	240,980
Noncontrolling interests	—	111,155	16,798
Total shareholders’ equity	1,538,462	1,705,746	257,778
Total liabilities and shareholders’ equity	1,913,515	2,271,196	343,231

Jianpu Technology Inc.

Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss

(In thousands except for number of shares and	For the Three Months Ended June 30,			For the Six Months Ended June 30,
per share data)	2017	2018	2018	2017	2018	2018
	RMB	RMB	US$	RMB	RMB	US$

Revenues:
Recommendation services:
Loans (including revenues from related party of RMB35,527 and RMB32,668 for the three months ended June 30, 2017 and 2018, respectively. RMB63,371 and RMB63,641 for the six months ended June 30, 2017 and 2018, respectively.)	204,162	291,853	44,106	313,508	451,989	68,306
Credit cards	32,737	149,117	22,535	48,553	278,291	42,056
Total recommendation services	236,899	440,970	66,641	362,061	730,280	110,362
Advertising, marketing and other services (including revenues from related party of nil and RMB4,128 for the three months ended June 30, 2017 and 2018, respectively. Nil and RMB6,330 for the six months ended June 30, 2017 and 2018, respectively.)	19,140	49,380	7,462	31,327	95,744	14,469
Total revenues	256,039	490,350	74,103	393,388	826,024	124,831
Cost of revenues	(23,355)	(59,113)	(8,933)	(40,787)	(108,408)	(16,383)
Gross profit	232,684	431,237	65,170	352,601	717,616	108,448
Operating expenses:
Sales and marketing	(216,991)	(420,997)	(63,623)	(340,034)	(679,984)	(102,762)
Research and development	(23,694)	(52,467)	(7,929)	(44,802)	(96,040)	(14,514)
General and administrative	(7,629)	(37,753)	(5,705)	(11,652)	(80,575)	(12,177)
Loss from operations	(15,630)	(79,980)	(12,087)	(43,887)	(138,983)	(21,005)
Net interest income	—	1,268	192	—	2,666	403
Others, net	(4)	6,383	965	(59)	6,924	1,046
Loss before income tax	(15,634)	(72,329)	(10,930)	(43,946)	(129,393)	(19,556)
Income tax (expenses)/benefits	(1,813)	11,243	1,699	(5,097)	11,243	1,699
Net loss	(17,447)	(61,086)	(9,231)	(49,043)	(118,150)	(17,857)
Net income attributable to noncontrolling interests	—	716	108	—	716	108
Net loss attributable to Jianpu’s shareholders	(17,447)	(61,802)	(9,339)	(49,043)	(118,866)	(17,965)
Other comprehensive income, net
Foreign currency translation adjustments	—	67,068	10,136	—	11,242	1,699
Total other comprehensive income	—	67,068	10,136	—	11,242	1,699
Total comprehensive (loss)/income	(17,447)	5,982	905	(49,043)	(106,908)	(16,158)
Total comprehensive income attributable to noncontrolling interests	—	1,056	160	—	1,056	160
Total comprehensive (loss)/income attributable to Jianpu’s shareholders	(17,447)	4,926	745	(49,043)	(107,964)	(16,318)

Net loss per share attributable to Jianpu’s shareholders
Basic and diluted	(0.05)	(0.15)	(0.02)	(0.14)	(0.29)	(0.04)
Net loss per ADS attributable to Jianpu’s shareholders
Basic and diluted	(0.13)	(0.38)	(0.05)	(0.35)	(0.73)	(0.10)
Weighted average number of shares
Basic and diluted	345,541,350	417,082,423	417,082,423	345,541,350	415,694,597	415,694,597

Jianpu Technology Inc.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(In thousands except for number of shares and	For the Three Months Ended June 30,			For the Six Months Ended June 30,
per share data)	2017	2018	2018	2017	2018	2018
	RMB	RMB	US$	RMB	RMB	US$

Net loss	(17,447)	(61,086)	(9,231)	(49,043)	(118,150)	(17,857)
Add: Share-based compensation expenses	536	32,577	4,923	1,192	69,858	10,557
Non-GAAP adjusted net loss	(16,911)	(28,509)	(4,308)	(47,851)	(48,292)	(7,300)
Add: Depreciation and amortization	976	4,767	720	1,965	7,390	1,117
Net interest income	—	(1,268)	(192)	—	(2,666)	(403)
Income tax expenses/(benefits)	1,813	(11,243)	(1,699)	5,097	(11,243)	(1,699)
Non-GAAP adjusted EBITDA[2]	(14,122)	(36,253)	(5,479)	(40,789)	(54,811)	(8,285)

2 Non-GAAP adjusted EBITDA represents EBITDA before share-based compensation expenses. EBITDA represents net loss before interest, tax, depreciation and amortization. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” for more details.